SCHEDULE 13G

Amendment No. 4
CIVITAS SOLUTIONS INC
COMMON STOCK
Cusip #17887R102
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #17887R102
Item 1: 	   	Reporting Person - FMR LLC
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	895,911
Item 6: 	   	0
Item 7: 	   	5,584,257
Item 8: 	   	0
Item 9: 	   	5,584,257
Item 11: 	   	14.914%
Item 12: 	   	HC
Cusip #17887R102
Item 1: 	   	Reporting Person - Abigail P. Johnson
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	5,584,257
Item 8: 	   	0
Item 9: 	   	5,584,257
Item 11: 	   	14.914%
Item 12: 	   	IN
Cusip #17887R102
Item 1: 	   	Reporting Person - Fidelity Small Cap Value Fund
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Massachusetts
Item 5: 	   	2,438,346
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	2,438,346
Item 11: 	   	6.512%
Item 12: 	   	IV
Cusip #17887R102
Item 1: 	   	Reporting Person - Fidelity Series Small Cap Discovery Fund
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Massachusetts
Item 5: 	   	2,250,000
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	2,250,000
Item 11: 	   	6.009%
Item 12: 	   	IV

Item 1(a). 	    	Name of Issuer:

  	  	          	CIVITAS SOLUTIONS INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	313 CONGRESS STREET
6th floor
  	  	          	Boston, MA 02210
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 17887R102

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FMR LLC, is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G).   (Note:  See Exhibit A).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	5,584,257

  	  	     	(b)    Percent of Class: 	14.914%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
895,911

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	5,584,257

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	 One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of CIVITAS SOLUTIONS INC. No one other person's interest in the COMMON STOCK of CIVITAS SOLUTIONS INC is more than five percent of the total outstanding COMMON STOCK.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 13, 2018
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on June 10, 2016, accession number:
0000315066-16-005935


Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FIAM LLC 	IA
Fidelity Institutional Asset Management Trust Company 	BK
FMR CO., INC * 	IA


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.





                Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC.



                Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).





RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on February 13, 2018, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of CIVITAS SOLUTIONS INC at December 29, 2017.


  	FMR LLC

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

  	Abigail P. Johnson

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of December 16, 2015, by and on behalf of Abigail P. Johnson*

  	Fidelity Small Cap Value Fund

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Secretary

  	Fidelity Series Small Cap Discovery Fund

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Secretary


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on June 10, 2016, accession number:
0000315066-16-005935